UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2023

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On June 21, 2023, Foresight Automotive Ltd. (“Foresight”) entered into a Cooperation Agreement (the “Agreement”) with Elbit Systems Land Ltd. and its fully owned subsidiary IMI Systems Ltd. (collectively, “ESL”) (and together, the “Parties”), pursuant to which the Parties set the principles of cooperation in integrating, commercializing, marketing and selling, by ESL, of ESL’s products, systems and solutions for combat/security ground vehicles in defense, paramilitary and homeland security (“HLS”) markets (the “ESL Field”) integrated with the Foresight proprietary software program for image processing (the “Foresight Software” and the “Integrated Solutions”, respectively) as well as commercializing, marketing and selling, by ESL, of the Foresight Software in the ESL Field. The Agreement follows that certain cooperation agreement signed on June 16, 2019 and amended on August 15, 2019 between the Parties, pursuant to which Foresight, in accordance with ESL requirements, developed the Foresight Software.

Pursuant to the Agreement, ESL shall have the exclusive right to market and sell the Foresight Software and the Integrated Solutions to customers in the ESL field in Israel and worldwide for a period of five years until June 14, 2028, unless terminated prior to that date under the terms of the Agreement, contingent on certain sales and revenue targets. The Foresight Software shall be commercialized in the form of a perpetual license per every system or product in which the Foresight Software is sold (the “User License”). The User License shall be sold for several thousand U.S. dollars per license.

Pursuant to the Agreement, ESL shall endeavor to pursue business opportunities for the marketing and sales of the Foresight Software and the Integrated Solutions in the ESL Field. ESL intends to commercialize the Foresight Software and/or the Integrated Solutions for autonomous self-driving and semi-driving platforms through a variety of sales strategies and feasibility studies and also will offer the Foresight Software as a component of advanced driver assistance systems (“ADAS”) for human-driven platforms.

In addition, pursuant to the Agreement, ESL shall be solely responsible, with reasonable support by Foresight for integration of the Foresight Software in particular autonomous self-driving or semi-driving or human-driven platforms or in an ADAS project and in ESL’s systems and solutions. For this purpose, ESL may order from Foresight development services required for such integration, as required by ESL, each time under a separate development services agreement upon agreed hourly rates.

Pursuant to the Agreement, ESL may order from Foresight support and maintenance services for Foresight products, as well as customization services for customization of the Foresight Software for ESL needs (the “Support Services”), upon agreed hour rates.

ESL shall pay Foresight an exclusivity fee calculated as a percentage of revenues generated from this cooperation. However, irrespective of achieving said revenues, the minimum exclusivity fee due and payable to Foresight for the entire term of the Agreement shall be equal to $225,000. The estimated upper limit for this revenue stream is $900,000.

Irrespective of actual demand for the User Licenses for ADAS, during the term of the Agreement ESL shall purchase from Foresight a minimum number of User Licenses in the aggregate amount of $525,000. The estimated upper limit for this revenue stream is $2.5 million.

Irrespective of ESL actual needs, ESL shall purchase from Foresight, in advance, Support Services a minimum amount of $50,000 for each year of the term and a minimum amount of $250,000 for the entire term of the Agreement.

Attached hereto and incorporated herein is Foresight’s press release issued on July 17, 2023, titled “Foresight Takes Major Step Towards Commercialization with Elbit Systems Securing Revenues of up to $4 Million.”

This Report on Form 6-K, including Exhibit 99.1 hereto, the first three paragraphs and the section entitled “Forward-Looking Statements” only, is incorporated by reference into Foresight Autonomous Holdings Ltd.’s Registration Statements on Form F-3 (File No. 333-252334) and Form S-8 (Registration No. 333-229716, 333-239474 and 333-268653), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press Release issued by Foresight Autonomous Holdings Ltd. on July 17, 2023, titled “Foresight Takes Major Step Towards Commercialization with Elbit Systems Securing Revenues of up to $4 Million.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: July 17, 2023	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer

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